Neighborhood Sun

Software Technology Saas Sustainability Social Impact

Community-shared solar — Making clean energy accessible to everyone.

NEIGHBORHOODSUN.SOLAR SILVER SPRING



Powers Gary's House
Powers Emily's Apartment
Powers Kristal's Townhome
NEIGHBORHOOD
sun



I have been passionate about fighting climate change for most of my adult life. Founding Neighborhood Sun combines this passion of fighting climate change with the benefit of supporting locally produced power. It's the next logical step, supporting shared clean energy but also supporting stronger, local communities.

Gary Skulnik CEO @ Neighborhood Sun

Why you may want to support us...

1. Proven track record of success already - in 2019 alone we completed and fully subscribed 4 major community solar projects with more than 2,000 households.
2. A mission-focused company with a B Corp score that leads the entire community solar industry!
3. Fastest growing part of the solar market. Community Solar is growing at more than twice the rate of all other solar combined - 53% 5 year growth versus 25
4. Built an industry-leading software platform that will help us achieve scale more quickly.
5. Market leaders in Maryland - went from 24% of Maryland market share to 36% in less than a year and are growing.
6. Featured in Business Insider, NPR, NBC, Solar Power World, and more!
7. 2019 revenue grew by more than 100% while operating expenses grew by 27%.
8. Cost to acquire customers at half the industry average.

Why investors ❤ us

WE'VE RAISED $1,403,000 SINCE OUR FOUNDING



"It is most extraordinary to have most of the electrical energy that we use supplied by the sun."

Jack Lebowitz

Investor in Neighborhood Sun | Retired Assoc. Prof. Syracuse University, Prof. Univ. of Ala. Birmingham and staff scientist NIH.

Our team

AND OUR MAJOR ACCOMPLISHMENTS



Gary Skulnik

CEO

Gary has been a clean energy leader in Maryland for 20 years, either as an advocate or an entrepreneur. His previous venture, another B Corp that provided 100% green energy electricity, grew to $22MM in revenue with thousands of happy customers.



Emily Tokarowski

Marketing Director

Emily has an M.S. in STEM entrepreneurism & worked with ND-GAIN to create a business that would provide city officials & business professionals with the means to successfully acquire & allocate resources for the implementation of climate adaptation.



Armando Gaetaniello

Sales Manager

Armando has an M.Sc. in Global Environmental Change Management (in Germany) that completes his B.A. in Human Geography (in Italy). He has years of sales experience in the renewables industry.



Randi Orlow

New Jersey Community Solar Program Director

Social justice issues have inspired Randi to build a career as an advocate for mission-driven causes focused on well-being for the planet and its residents. Her studies at Temple University helped to shape passion in environmental conservation.

In the news

Downloads

NSun Wefunder Deck June 2020.pdf

Here's Comes the (Neighborhood) Sun...

□ Do do do doo □

Most Americans Cannot Get Affordable, Clean Solar Energy for Their Homes

> *"Never doubt that a small group of thoughtful, committed citizens can change the world; indeed, it is the only thing that ever has." — Margaret Mead*


Roughly 80% cannot install rooftop solar
• Renters or condo residents
• People with shaded, old, or unsuitable roofs
• High expenses & upfront costs

WITH COMMUNITY SOLAR, EVERYONE CAN NOW PARTICIPATE IN THE GREEN ENERGY REVOLUTION & SAVE MONEY ON THEIR BILLS

There are simply too many obstacles that prevent a typical household from participating in what most industry leaders agree is the future of power generation. Most Americans either don't own their homes, don't have a roof that optimally captures solar, or they don't have the enormous resources (or desire) to install rooftop solar panels.

Let's take a look at Stu Simon, a condominium owner in Maryland who cares deeply about the environment, but has no roof on which to install solar panels. Until a couple years ago Stu's only option was to choose an alternative energy supplier that was 100% wind energy, but he was paying a premium for that service and found that the wind energy was sourced from out of state. He was "doing his part," but yearned for a way to do more, do it locally, and do it for less money.

Get another glimpse of Stu's story and others like his in **this quick NBC segment** on our Maryland Community Solar offer.


STU SIMON
BETHESDA RESIDENT
4

Community Solar to the Rescue!

> *"You cannot get through a single day without having an impact on the world around you. What you do makes a difference and you have to decide what kind of a difference you want to make." — Jane Goodall*



Community Solar is the *hottest* vertical in the solar space
53%
COMMUNITY SOLAR
26%
ALL SOLAR

Back in 2001, Gary Skulnik was envisioning local solar farms built right here in Maryland. He loved the idea of solar access for all, fighting climate change, and supporting locally produced energy. However, up until 2015, the only way to get solar energy was to install something on your roof. That's when Gary, working with environmental leaders in Maryland, helped pass the Community Solar Act to allow everyone in the state--homeowners, renters, and condo-owners alike--to share in the benefits of solar. It took a few years for the government to set up the program, but in 2018 it was ready to go, and Stu Simon was one of the first of thousands who subscribed in the first 18 months.

In addition to helping people like Stu, the Community Solar Act also was set up to make a significant portion of this new, clean source of power available to the often marginalized population of low and moderate income "working" families. The dream of power from the sun being available to everyone has been launched.

Why Is Community Solar the Fastest Growing Segment in the Energy Market? Because it is Simple.



How Community Solar Works
with Neighborhood Sun
Your Share
1. Residents find a solar plan
Our community solar farms are located throughout the state & have various terms. Residents can join a solar farm located anywhere within their electric utility territory. The panels will generate electricity & deliver it to the local grid.
2. Spots are reserved online
Residents reserve their share via online signup. There are **no fees to join, no panels to install, and no switching electric companies.** We assign each share based on the resident's average electricity usage.
3. Guaranteed savings each month
Once the solar farm is generating power, residents will see solar credits on their electric bill. They pay Neighborhood Sun for the electricity their solar share is generating at a price lower than the utility's rate, saving them money!

Community solar is one of the easiest and most affordable ways to get clean energy powering homes. Here's how it works with Neighborhood Sun:

1. Interested households select a community solar plan in their utility territory. All provide savings, but may differ on contract length, electricity savings, and other terms. They choose the option that works best for their circumstances.

2. They enter their electric utility account & billing information.

3. Their historical electricity needs are analyzed (with information provided by their utility) and they are assigned a share of a community solar project. That share will supply most of their home's electricity needs (roughly 80%).

4. The solar energy that is generated by their share of the solar farm as "solar credits" and reduces their electricity bill by the full utility rate for that power.

5. They pay Neighborhood Sun each month for those solar credits at a guaranteed lower rate than what your utility is charging them to power their home with dirty energy.

6. The electricity that isn't covered by their community solar share (roughly 20%) is simply paid to their electric utility provider.

7. And finally, our dedicated team works with the customer, if needed, at every step of the way--helping them choose the best community solar plan, understand their billing details, and adjust their solar share size.

And that's it! No solar panels installed on the roof or property. There are no fees to join and no one needs to change their utility provider. It takes only minutes on the computer or over the phone to get their home powered with local, clean energy. It can be done during a lunch break (which happens often) and there is still time to eat.

How Do We Generate Revenue?



We've Proven the Model
CUSTOMERS ACQUIRED
2,200
TO DATE
CUSTOMER ACQUISITION COST
$500–$1,000
INDUSTRY AVERAGE
$225
NEIGHBORHOOD SUN
Low CAC and customer retention is the key competitive advantage
Revenue Streams
Customer Acquisition
One time fees paid for acquiring customers
Program Management
Residual payment for managing customers
SaaS Platform
Licensing white-labeled platform to developers and other subscriber orgs.
Supplier Revenue
Retail electric provider (Recurring Revenue streams)

Simply put, we make money by filling up community solar projects, and managing those customers. We're great at it because Neighborhood Sun's business model is not typical. Since 2017, we have enrolled more than 2,500 Maryland households through community networks, customer referrals, and partnering with long-standing organizations that have deeply loyal participants.

Our channel partners work with us in ways no other community solar company can match. Our work with progressive faith institutions, environmental groups, non-profits, and other organizations is only made possible by our strong brand credibility and pleased customers. We fill projects with communities of people, rather than one household at a time.


Customer appreciation event
NS Event at Shake & Bake
Adat Shalom faith organization
REFERRALS & REVIEWS
FACE-TO-FACE & FAMILIARITY
CREDIBILITY & TRUST
Dedication to our customers
Hyper local events
Partners with a passion

Within three months, we completely filled three of our community solar projects, totaling over 1,500 households - one of those projects being **the largest privately-funded residential community solar project in the country.**

Each time we fill a project, community solar developers around the country take notice and look to partner with us. We get paid to fill and manage their projects, and no one does it better.

The Maryland market is bringing another 25 Megawatts into the area, and we have the opportunity to expand into other states, such as New York, New Jersey, Massachusetts, and Colorado. Continued growth is all but assured.

What Sets Us Apart


Customer Acquisition
Customer Management
Only acquisition
360 SOLAR POWER SOLUTIONS
Well capitalized, but fewer local roots & partnerships, high CAC
Arcadia Power
High CAC & jack-of-all-trades
CleanChoice ENERGY
Neighborhood sun
- Low CAC (1/2 the nat'l avg.)
- Deep local roots & effective partners creates credibility & trust
- Diversifying revenue sources with in-house SaaS platform. Demos are well-received by market
- Specialized in Community Solar with 5-star reviews
Pivot Energy
AMPION
Only management

Neighborhood Sun is without competition in the way that we solely acquire and manage customers for community solar. We fill the roles that otherwise require two or more companies to manage separately. **We are recognized with a 5-star rating on Google Reviews** because of the seamless transitions that are made through a customer's development from prospect to subscriber to brand ambassador.

In addition, we're a certified B Corporation and want to use our business as a true force for good--it's baked into our corporate DNA. As such, we continuously meet rigorous standards of social and environmental performance, accountability, and transparency. We are not just accountable to our shareholders, but to all our stakeholders, such as our employees, customers, the community around us, and our planet.

Society's most challenging problems cannot be solved by government and nonprofits alone. The B Corp community works toward reduced inequality, lower levels of poverty, a healthier environment, stronger communities, and the creation of more high quality jobs with dignity and purpose. By harnessing the power of business, B Corps use profits and growth as a means to a greater end: positive impact for their employees, communities, and the environment.

An essential aspect of the Neighborhood Sun business model is our commitment to our corporate values:

- *Transparency*
- *Customer-focused*
- *Integrity*
- *Sustainability*
- *Innovation*

That is why Neighborhood Sun established our Customer Advocacy Board (CAB).



The CAB is a group of proactive, passionate customers who want to help our company and our cause because they care are invested in their success. They work together with their company to help in a variety of ways. This includes:

1. Being consulted by the company on decisions that will affect the customers
2. Bring concerns to the company that they or the customers they represent have
3. Field test ideas the company may have, to measure impact and reception
4. Brainstorm new solutions for any problems the company is having

Together, We'll Build a Solar Community


Barbara's Share
Emily's Share
Matty's Share

Your investment will enable us to bring community solar to even more people by dramatically expanding our footprint. This means we'll be able to reduce greenhouse gas emissions more quickly, increase the value of the company, and address energy equity in more cities. We will use the funds we raise to:

1. Improve our proprietary software platform for customer management

We'll upgrade our software platform to allow community solar to scale through greater marketing and sales efforts. This platform will service customers, solar asset owners, and sales organizations that want to join our solar revolution. From a business perspective, this will enable Neighborhood Sun to see even more recurring revenue through our own customer management services as well as licensing out the software to others.

2. Expand to new markets

Community solar is rapidly expanding across the U.S. and we are looking to enter several new markets, such as New York, New Jersey, Illinois, and maybe even Colorado, among others.

3. Hire senior management

While we have a CEO/Founder with years of experience and a great advisory board, we would like to bring on a COO/CTO and a CFO to help us develop strategies to scale our business.


ON THE MARCH for CLIMATE ACTION
SOLAR FOCUS 2019
HOGAN: SIGN THE CLEAN ENERGY JOBS ACT
BALTIMORE PEOPLES CLIMATE MOVEMENT

Investor Q&A

What does your company do?

Neighborhood Sun is a platform that provides customer acquisition and management to connect thousands of residents to community shared solar projects in their area.We are a community solar company dedicated to empowering all individuals to choose solar power. We put our customers first to make sure that clean energy is accessible to everyone, especially those who are the most vulnerable in the face of climate change.

Where will your company be in 5 years?

We want to be the top community solar platform in the country, helping fight climate change and save people money through the benefits of shared community solar. Since the start of community solar (less than two years ago), we've acquired more than 1/3 of the market and have helped our state prevent the extraction and combustion of 3.8 million pounds of coal each year.

Why did you choose this idea?

I have been passionate about fighting climate change for most of my adult life. Founding Neighborhood Sun combines this passion of fighting climate change with the benefit of supporting locally produced power. It's the next logical step, supporting shared clean energy but also supporting stronger, local communities.

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago?

Community shared solar is a brand new way to purchase solar and is only now available in several states. Almost 20 states now have legislation and policy supporting the growth of shared solar energy. It's the fastest-growing part of the solar space, accelerating at more than twice the rate of other initiatives in the industry.

What is your proudest accomplishment?

We created the entire market for community solar in Maryland, fully subscribing the first, and largest residential project in the state.

How far along are you? What's your biggest obstacle?

We have proven the model and are on pace for $1mm in annual revenue. Our next challenge is to expand to other states in the Mid-Atlantic and Northeast that have adopted and are opening up to community solar. The largest obstacle in expanding is rapidly acquiring staff to facilitate exponential growth.

Who are your competitors? Who is the biggest threat?

We have competitors in the customer acquisition and the management space. Arcadia Power is the biggest one.

What do you understand that your competitors don't?

We understand that the biggest challenge is not signing customers up, but keeping them in the project for 20 years. We aim to have the lowest attrition rate in the industry through our powerful green brand and extreme customer loyalty. Our company maintains loyal customers because we build a base of communities, not just consumers--the relationship with our customers doesn't end once the ink is dry on the contract. We are customer acquisition AND service specialists.

How will you make money?

We get paid by the solar developers to subscribe customers to their projects and then to manage those customers. We have recurring revenue. We will also be partnering with others in the industry to provide our platform services, or to white label our platform for their own use.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

Lack of adequate funding could prevent us from getting the opportunities that come our way, keeping us from expanding to other markets.

What do you need the most help with?

We need help in the I.T. space, with continual improvement to our software platform to stay at the front of the pack.

What would you do with the money you raise?

We will invest the money in upgrading our software platform to manage customers, we will expand to new markets, and market our platform to others in the industry. We also want to bring on additional members to our management and field teams.

How do you positively impact the world?

We are a B Corporation that was named as Best for the World because of our governance. We not only switch people to clean energy, but we operate at the highest levels of integrity and ethics. We have a customer advocacy board to help our customers have a say in our business and hold us accountable.

Why did you choose to be a B Corporation?

We measure our success by many metrics and profit is what allows us to maximize our social impact. But profit isn't what drives us. We not only switch people to clean energy, but we operate at the highest levels of integrity and ethics. We have a customer advocacy board to help our customers have a say in our business and hold us accountable.